SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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MINUTES OF THE SEVEN HUNDRED AND NINETY-SECOND MEETING
OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND VENUE: On December 28, 2017, at 1:40 pm, at the Furnas’ meeting room, located at Setor Comercial Norte, Quadra 6, conjunto A, Bloco A, 8th floor, Venâncio 3000 Building, Asa Norte, 70716-900, Brasília, DF.

2. CALL: Held on 12.22.2017, with notice and exceptionally available documents in the form of items 8.3.1 and 8.5.4, in fine, of the Internal Bylaws.

3. ATTENDEES: The chair of business, attending in person, was Director JOSÉ GUIMARÃES MONFORTE. The Directors WILSON FERREIRA JR., JOSÉ PAIS RANGEL, ARIOSTO ANTUNES CULAU, EDVALDO LUÍS RISSO and CARLOS EDUARDO RODRIGUES PEREIRA attended the meeting in person. Director VICENTE FALCONI CAMPOS attended by teleconference. Director Mr. ESTEVES PEDRO COLNAGO JUNIOR participated by videoconference. The following guests were also present: Legal and Corporate Management Officer, Mr. Alexandre Vaghi de Arruda Aniz; Chief Financial and Investor Relations Officer, Mr. Armando Casado de Araujo; Distribution Officer, Mr. Luiz Henrique Hamann; Compliance Officer, Mrs. Lucia Maria Martins Casasanta; as well as the support teams of their respective departments.

4. INSTRUCTIONS: The support material was also made available to the Directors through: (i) the Governance Portal; and (ii) electronic correspondence. The documentation supporting the decision-making included the following:

•         Folder of the Laws: CPPI Resolution No. 20/2017 (available on 11/17/2017), CPPI Resolution No. 28/2017 (available on 11/23/2017); Decree no. 8,892/16, Decree no. 9,192/17, Policy of Transactions between Related Parties of Eletrobras Companies (available on 12/18/17).

•         Folder with Materials of External Lawyers: Opinion by Nelson Eizerik, 12/13/17 (available on 12/18/17); Supplementary Opinion of Nelson Eizerik, 12/20/2017 (available on 12/21/17); Opinion of Gustavo Binenbojm, dated 12/15/17 (available on 12/18/17); Opinion by Gustavo Binenbojm containing item 9, dated 12/19/2017 (available on 12/20/17); Opinion of Arnold Wald, dated 12/13/2017 (available on 12/14/17); Technical Note by Loeser e Portela Advogados Associados, dated 12/21/2017 (available on 12/22/17); Opinion of Anderson Schreiber, 12/25/17 (available on 12/25/17); Executive Summary subscribed by João Laudo de Camargo and Francisco da Costa e Silva, of 12/27/2017 (available on 12/28/17);

•         Folder with Materials of AGU: NOTE No. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, dated 12/13/2017 (available on 12/16/17); OPINION PGFN/CAS/NO. 2052/2017, dated 12/18/2017 (available on 12/22/17); ORDER no. 00985/2017/GAB/CGU/AGU, dated 12/27/2017 (available on 12/28/17).

•         Folder with Materials of CVM: Official Letter No. 53/2017/CVM/SEP/GEA-3, dated March 20, 2017 (available on 12/22/17);

•         Folder with Official Letters of the Ministries: Interministerial Official Letter No. 906/MME/MF/MP, dated 12/27/2017 (available on 12/27/17);

•         Folder with Materials of BNDES: Complete documentation on the sales modeling proposed by BNDES - Services A and B (available on 11/11/17); Material rectified through the Official Letter BNDES AD/DEADE3 no.35/2017, dated 12/18/2017 (available on 12/22/17); Receipt of Shares (available on 12/22/17); AJ/JUADE Letter no. 20/2017, 12/21/2017 (available on 2/22/17); and Technical Note by Loeser e Portela Advogados Associados, dated 12/21/2017 (available on 12/22/17 and resubmitted on 12/27/17, in a supplemented version).

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

•         Folder of Weekly Reports: Presentations, technical notes and other documents, also in draft form, produced at the end of November and during the month of December and made available as completed to the Directors;

•         Folder with Materials of Eletrobras:

(i)           Folder with the minutes of the 164th and 165th Extraordinary General Meetings of Eletrobras (available on 12/18/17);

(ii)          Folders referring to Documents made available to the Directors on December 22, 23, 26, 27 and 28, 2017, including several minutes (presentations, executive summary, technical information, call notice and management proposal);

(iii)         Folder with internal support material in final version, containing: Executive Summary DFR-006, dated 12/27/17, subscribed by the Investor Relations Officer in office (available on 12/28/17); PPT presentation of the material (available on 12/28/17); Complementary presentation in PPT of the Board of Conformity on risk matrix (available on 12/28/17); Complementary presentation in PPT of the Legal and Corporate Management Department on legal aspects (available on 12/28/17); Complementary presentation in PPT of the Financial and Investor Relations Department on financial, economic and accounting aspects (available on 12/28/17); draft of the call notice and the management proposal put to the deliberation (available on 12/28/17); Report to the Executive Board PR-DD-DF-DJ-112/2017, of 12/27/2017, duly signed (available on 12/28/17); Signed resolution of the Executive Board no. 838, dated on 27/12/2017 (available on 12/28/17); Legal Memorandum DJJJ-4563, dated on 20/12/17 (available on 12/26/17); Legal Memorandum DJJJ-4621, dated on 12/27/17 (available on 12/28); IT-DFP-DFF-DDE-001-2017, dated on 11/30/2017 (available on 12/22/17); IT-DFP-DFF-DDE-001-B-2017, dated on 12/26/2017 (available on 12/28/17); IT-DFP-DFF-DDE-001-2017-AME D (Appendix), dated on 11/30/2017 (available on 22/12/17); IT-DFP-DFF-DDE-001-2017-BOA VISTA ENERGIA (Appendix), dated on 11/30/2017 (available on 12/22/17); IT-DFP-DFF-DDE-001-2017-CEAL (Appendix), dated on 11/30/2017 (available on 12/22/17); IT-DFP-DFF-DDE-001-2017-CEPISA (Appendix), dated on 11/30/2017 (available on 12/22/17); IT-DFP-DFF-DDE-001-2017-CERON (Appendix), dated on 11/30/2017 (available on 12/22/17); IT-DFP-DFF-DDE-001-2017-ELETROACRE (Appendix), dated on 11/30/2017 (available on 22/12/17); IT-DFP-DFF-DDE-001-2017-TARIFF LEVEL (Appendix), dated on 11/30/2017 (available on 12/22/17); IT-DFP-DFF-DDE-001-2017 (RECTIFICATION OF APPENDICES), dated on 12/18/2017 (available on 22/12/17); IT DFP-DFC-DDEF-002-2017-LIQUIDATION COST OF EDE’S; dated on 12/28/2017 (available on 12/28/17).

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

5. PROPOSAL OF ELETROBRAS’ EXECUTIVE BOARD:

The Executive Board of Eletrobras, at its 2764th meeting held on December 27, 2017, approved the referral of a proposal for deliberation to the Board of Directors, under the terms below:

“5. AGENDA: The attendees gathered to examine, discuss and resolve on the following deliberations:

5.1. RES-838/2017. Management Proposal to deliberate on the privatization of Eletrobras’ Distribution Companies or their liquidation, and the call of the 170th Special Shareholders’ Meeting of Eletrobras. The Executive Board of Centrais Elétricas Brasileiras SA - Eletrobras, by fulfilling the assignments conferred on it, and based on the terms of the Joint Report to the Executive Board PR-DD-DF-DJ No. 112, dated 12.27.2017, after examination and analysis, RESOLVED to refer the following proposals to the Board of Directors: 1. to approve the convening of the 170th Shareholders' Meeting, pursuant to the Call Notice and the Management Proposal and its Annexes attached hereto; 2. to determine that the Finance and Investor Relations Department takes the necessary measures for the call referred to in item 1 above, provided that Items 1 and 2 of the Call Notice are approved by the 169th Shareholders' Meeting, to be held on 12/28/2017; and 3. to determine that the General Secretariat takes the measures necessary to comply with this resolution.

Referral of the matter to the deliberation of the DEE, the Officers: Chairman, Wilson Ferreira Junior, Legal and Corporate Management, Alexandre Aniz, Financial and Investor Relations Officer, Armando Casado de Araújo, of Transmission, José Antônio Muniz Lopes, of Distribution, Luiz Henrique Hamann, and of Compliance, Lucia Casasanta, having in view of the contents of Interministerial Official Letter No. 906/MME/MF/MP, in which the Federal Government expresses its opinion on the inapplicability of Law No. 8029/90 and the consequent inclination regarding the judicialization of ownership of the succession of debts and obligations of distributors, such as the need for managers to evaluate in this scenario the risk imposed on the conduct of Eletrobras' corporate business, its permanence and relevance to several stakeholders, whose impact cannot be weighted and measured in its full size and depth for the time being, upon their arrival to the attention of the managers, the Company's Officers listed above do not verify another alternative. which is more diligent, than to express an opinion on the convening of the 170th Special Shareholder’s Meeting, recommending the sale of shares of Distributors in light of Resolution CPPI No. 20/17, IN TERMS OF ITEMS 1, 4, 7, 10, 13 and 15 of the call notice, therefore, faced with the internalization of the liquidation by the holding company, as indicated by the technical studies of the Financial and Investor Relations Department, is the one that presents the least costly for the company, costs and benefits highlighted in the Management Proposal, with particular emphasis on the imminent risk of Eletrobras having to pay, at least in the short and medium term (during a possible judicial process with its controlling shareholder) at the relevant cost of eventual liquidation of the Distributors, which would be bearable by Eletrobras' current economic and financial conditions. HOWEVER, HEREBY THE MANAGERS STATED that they did not approve off items 3, 6, 9 and 12, maintaining CCC/CDE debt claims in their respective distributors and equivalent debts. Lastly, they think for the approval of item 19, since in case there is no success in the privatization of one or more distributors, Eletrobras cannot be eternally supported by said companies, and its liquidation is more favorable.”

6. CALL NOTICE AND AGENDA:

The call notice establishes the following agenda:

1. Approving the sale of all shares, less 1 (one) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of Fifty Thousand Brazilian Reais (BRL 50,000.00), connected to the granting of concession by the Granting Power for the term of thirty (30) years, under the terms of Paragraph 1-A of Article 8 of Law 12783 / 2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents), over the term established by the 169th Extraordinary General Meeting, held on December 28, 2017;

2. Approving, given the Item 1 above is not approved, the dissolution and liquidation of Eletroacre;

3. Approving, since the sale referred to in Item 1 above is approved, that Eletrobras assumes the rights of Eletroacre, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 mn (Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume, in a commutative manner, obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

4. Approving the sale of all shares, less 1 (one) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of thirty (30) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to BRL 1,872,522,463.42 (One Billion, Eight Hundred and Seventy-Two Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), over the term established by the 169th Extraordinary General Meeting, held on December 28, 2017;

5. Approving, given the Item 4 above is not approved, the dissolution and liquidation of Ceron;

6. Approving, since the sale referred to in Item 4 above is approved, that Eletrobras assumes the rights of Ceron, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 bn (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume, in a commutative manner, obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

7. Approving the sale of all shares, less 1 (one) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to BRL 342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), over the term established by the 169th Extraordinary General Meeting, held on December 28, 2017;

8. Approving, given the Item 7 above is not approved, the dissolution and liquidation of Boa Vista Energia;

9. Approving, since the sale referred to in Item 7 above is approved, that Eletrobras assumes the rights of Boa Vista Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 mn (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume, in a commutative manner, obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

10. Approving the sale of all shares, less 1 (one) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais) connected to the granting of concession by the Granting Power for the term of 30 thirty years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Board of the Investment Partnerships Program - CPPI number 28, dated November 22, 2017, and 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distributor and/or conversion of debts of referred Distributor in capital increase by Eletrobras, amounting up to BRL8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), over the term established by the 169th Special Shareholders’ Meeting, held on December 28, 2017, provided that: (i)  the unbundling of generation and transmission activities of distribution of Amazonas Distribuidora de Energia SA, with the transfer of Amazonas Geração e Transmissão S.A to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations Eletrobras, in addition to those set forth in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Board of the Partnership of Investments - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distributor and/or conversion of debts of said Distributor in the capital increase referred to in this item 7, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents); and  (iii) that there is recognition by the regulatory agencies, the Granting Power and/or by judicial means in a final decision, of the right to full reimbursement by the Sector Funds CCC - Fossil Fuel Account and/or CDE - Economic Development Account, "take or pay" and "ship or pay" costs established in the Gas Supply Contract no. OC-1902/2006 and its amendments, according to Law no. 12,111/2009;

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

11. Approving, given the Item 10 above is not approved, the dissolution and liquidation of Amazonas Energia;

12. Approving, since the sale referred to in Item 10 above is approved, that Eletrobras assumes the rights of Amazonas Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549 bn (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais) and Eletrobras shall, on the other hand, assume, in a commutative manner, obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

13. Approving the sale of all shares, less 1 (one) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 thirty years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), over the term established by the 169th Extraordinary General Meeting, held on December 28, 2017);

14. Approving, given the Item 13 above is not approved, the dissolution and liquidation of Cepisa;

15. Approving the sale of all shares, less 1 (one) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 thirty years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, over the term established by the 169th Special Shareholders’ Meeting, held on December 28, 2017;

16. Approving, given the Item 15 above is not approved, the dissolution and liquidation of Ceal;

17. Approving, according to Decree 1,091 dated March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distributors, whose transfers of controlling interest were approved under the terms of Items 1, 4, 7, 10, 13 and 15 above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distributors, as provided for under the Resolution of the Board of the Partnership of Investments – CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

18. Delegating powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to 30% (thirty percent), in the capital of the distributors whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 above, within the term of up to 6 six months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments of the Resolutions of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; and

19. Approving the dissolution and liquidation of the respective distributor whose transfer of controlling interest is approved, under the terms of Items 1, 4, 7, 10, 13 and 15 above, in the case of failure to meet the requirements provided for under Items 10 and 15 above or the term established by the 169th Extraordinary General Meeting for the execution of the contract for transfer of the controlling interest held by Eletrobras in the distributors.”.

7. ANALYSIS OF THE PRIVATIZATION AND LIQUIDATION SCENARIOS (BENEFITS, COSTS AND RISKS):

The management proposal referred for appraisal of the Board of Directors of Eletrobras provides the following for the scenarios of liquidation and privatization of the distributors and its benefits, costs and risks:

“2.11. Scenario of Dissolution and Liquidation of the Distributors (Items 2, 5, 8, 11, 14, 16 and 19 of the Call Notice)

In light of Article 5 of Decree 9,192/2017, ANEEL may hold a bidding process for the concession of electric energy distribution without the transfer of controlling interest of the legal entity providing the public utility of electric energy, which is currently provided by Eletrobras’ Distributors. It is a case of pure grant of concession.

The pure grant of the distribution concessions shall happen, among other hypotheses, if Eletrobras, as controlling shareholder, fails to approve, until February 8, 2018, the Distributors’ privatization modeling defined by CPPI Resolution No. 20/2017.

In this context, since all the Distributors were created with the primary purpose of providing public electricity distribution service through concession, there will be a complete emptying of the corporate purpose of these companies, a scenario that had already begun with the disapproval, by Eletrobras, of the renewal of the Distributors' concessions, and subsequent designation of these entities as temporary providers of electricity distribution services.

With the aforementioned unenforceability of the Distributors’ corporate purpose, the sale of its controlling interest will be devoid of any legal sense or economic connotation, with which, inexorably, Eletrobras will only have to promote the dissolution of such companies, based on the deliberation that has already been taken at the 165th EGM, held on July 22, 2016, including with a favorable vote of the Federal Government.

On account of this, of the 170th EGM resolves not to approve the Distributors’ privatization modeling as provided for under CPPI 20/2017, Items 2, 5, 8, 11, 14 and 16 of the agenda assigns on the Eletrobras’ shareholders the decision to approve the dissolution and liquidation of such companies.

The form of liquidation of the Distributors as federal government-controlled companies, however, is complex and controversial, and there are doubts as to the applicable laws and the way in which it would be given, since these entities cannot, by express legal subject to the bankruptcy and recovery regime applicable to other private companies, according to Article 2, I, of Law no. 11,101/2005.

In this context, the notorious Brazilian lawyers Arnoldo Wald, Gustavo Binenbojm and Nelson Eizirik were hired, whose opinions indicate the incidence of Law 8,029/1990 to the dissolution and liquidation of the Distributors, even though there is no formal manifestation of the CPPI ordering the dissolution of the Distributors according to the rite mentioned in Law no. 8.029/1990, which will be a logical and unavoidable consequence of the loss of corporate purpose of these companies (Annex 14).

Article 23, in the head provision, paragraph 1, of Law 8,029/1990, provides that the Federal Government shall succeed the entity, which has been extinguished or dissolved, in its rights and obligations arising out of the legal standard, administrative act or contract.

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

Pursuant to the rules of Law No. 8,029/1990, therefore, the Federal Government would be the universal successor of the rights and obligations of Eletrobras Distributors. In this sense, all liens on liquidation shall be borne by the Federal Government, and Eletrobras, as holding company of the Distributors, shall not be liable for any liability remaining for the remaining liquidation.

The universal succession of the Federal Government, according to the jurists above, includes debts of the Distributors that have been guaranteed by Eletrobras, which is supported by the rationale of the Fiscal Responsibility Act - Supplemental Law No. 101/2000, whose Article 40, paragraphs 6 and 7, I, precludes the posting of Eletrobras of bonds, except when in favor of the controlled companies and subsidiaries.

However, this position is not shared by the Federal Government's lawyers, who, in NOTE no. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU of opinion PGFN/CAS/NO. 2052/2017 attached, expressed the inapplicability of Law No. 8,029/1990 to the case (Annexes 15 and 16).

In the same sense, the Technical Note of the law firm Loeser e Portela advogados, member of Consortium Mais Energia B, responsible for the performance of legal due diligence and the counsel of the privatization process (Annexes 14).

In view of the controversy that arose, the Board of Directors of Eletrobras determined the hiring of the eminent lawyers João Laudo de Camargo and Francisco da Costa e Silva, who corroborated the understanding of the lawyers of the Federal Government in the sense of inapplicability of Law no. 8,029/1990 to the hypothesis, according to Executive Summary attached (Annexes 14).

Additionally, Interministerial Official Letter No. 906/MME/MF/MP (Annex 19) was issued, in which the Federal Government expresses its opinion on the inapplicability of Law 8029/1990 and the consequent bias regarding the judicialization of the ownership in the succession of the distributors’ debts and obligations.

In this sense, the decision attributed to the Eletrobras’ shareholders at the 170th EGM lies in the choice of such liquidation scenario, which involves a controversy about whom will be burdened and responsible for the costs, and the privatization scenario provided for by CPPI Resolution no. 20/2017, in which Eletrobras, in order to make it possible to sell the control at BRL 50,000 per Distributor, is required to make contributions of BRL 11.2 billion, by means of the assumption and capitalization of debts, which may amount to BRL 19.6 billion if the company assumes debts in an amount equivalent to the debt claims of the Distributors with the Industry-Related Funds CCC and CDE, still illiquid from the regulatory point of view.

At this point, it should be noted that, at the request of the Chairman of the Board of Directors, an opinion was signed by the renowned jurist Anderson Schreiber, who understood the commutativity of the assumption and capitalization operations proposed in Resolution CPPI 20/2017, which would be presented as advantageous to the scenario of internalization of liquidation costs (in the event that Law 8,029/1990 was considered inapplicable to the hypothesis), according to BNDES modeling and Technical Information DFP/DFC/DDEF nº 002/2017, it being pointed out, however, , which said opinion did not evaluate the possible application of Law No. 8029/1990 due to the occurrence of any of the hypotheses of pure granting contemplated in art. 5 of Decree 9,192/2017 (Annexes 14).

Additionally, Item 19 of the agenda also provides Eletrobras' shareholders with the decision to approve the dissolution and liquidation of these companies, even though it approved the transfer of controlling interest of the distributors according to Items 1, 4, 7, 10, 13 and 15 of the order of the day, in case the requirements set forth in items 10 and 15 do not occur or the period stipulated at the 169th Extraordinary General Meeting for the signature of the transfer agreement of the shareholding control held by Eletrobras in the distributors is not complied with.

Such resolution is relevant so that the shareholders already decide how the Company should proceed in the event of a scenario of non-compliance with the conditions or deadlines established for the conclusion of the transfer of control of the distributors, without the need to convene a new Shareholders' Meeting.

2.12. Analysis of Benefits, Costs and Risks of Privatization x Liquidation

The main benefits, costs and risks involved in matters subject to the 170th EGM are referred to in this Management Proposal and its annexes, but are not exhaustive. Below there is a brief summary:

2.12.1. If the Privatization of the Distributors is approved under the terms of RES CPPI 20/2017:

Benefits

•  The sale of the Distributors' shares shall result in the adoption by the Distributors of a legal regime similar to that of other non-State agents operating in the sector, thereby allowing for significant operational adjustments; and

•  The restructuring of the Distributors, with the joining of a private shareholder for the company’s control, shall allow that Eletrobras focuses its investments and efforts on the areas of generation and transmission, which are the main activities of Eletrobras.

Costs

•  Eletrobras shall, before the transfer of controlling interest, make adjustments in the distributors, upon conversion of capital or assumption of the debts of the distributors with Eletrobras and/or third party, according to the sums shown in Table below;

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

Investments made in distributors by Eletrobras

Distributor	Adjustments (BRL)
Amazonas Energia	8,911,866,558.94
Boa Vista Energia	342,120,486.20
Ceal	50,000.00
Cepisa	50,000.00
Ceron	1,872,522,463.42
Eletroacre	113,779,871.99
Total	11,240,389,380.55

•  If the 170th EGM approves that Eletrobras assumes the distributors’ rights and obligations under the responsibility of the distributors, relating to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies, considering the adjustments up to June 30, 2017, including the rights connected to item IX of article 13 of Law 10438, dated April 26, 2002, with the new wording given by Law 13.299, dated June 21, 2016, and, in such respect, Eletrobras should undertake, on the other hand, the rights and/or obligations at an equivalent value, the following costs may be incurred, in addition to those established above:

CCC: Balance Sheet Record – Jun./2017– BRL Thousand

Distributor	Balance Sheet Record
Amazonas Energia	4,055,549.00
Boa Vista Energia	278,360.00
Ceron	3,847,293.00
Eletroacre	296,167.00
Total	8,477,369.00

Source: Intermediary Financial Statements of distributors as of 06/30/2017.

•  Considering that ANEEL is in the process of inspecting the amounts released by the Fuel Consumption Account (CCC) and the Energy Development Account (CDE) to the distributors, during the period from 2009 to 2016, within the scope of Administrative Proceedings No. 48500.004972/2016-34 – Amazonas Energia), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista (Proceedings 48500.000588/2017 and 48500.000587/2017), with unfavorable results already presented to the Company, if this understanding prevails, which is currently registered as a debt claim in the distributors’ balance sheets, as referred to in the table above, it may become a liability amounting to BRL 4 billion, resulting in a potential loss up to BRL 12.4 billion, according to the following table:

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun./2017– BRL Thousand

Distributor	ANEEL Supervised Amount[1]	Balance Sheet Record[2]
Amazonas Energia	-2,906,095.46	4,055,549.00
Boa Vista Energia	5,666.71	278,360.00
Ceron	-731,570.40	3,847,293.00
Eletroacre	-276,550.90	296,167.00
Total	-3,908,550.05	8,477,369.00

•  Pursuant to article 21-B of Law 12,783/2013, the amount obtained from the sale of the shares of the Distributors purchased by Eletrobras should be deposited in the RGR fund, in accordance with Item 1 of Article 3 of Law No. 9619, of April 2, 1998, up to the amount of funds used by Eletrobras from the RGR Fund for the purchase of the shares of said Distributors (federalization), pursuant to article 3 of Law 9619, dated April 2, 1998, duly adjusted according to Paragraph 5 of Article 4 of Law 5,655, dated May 20, 1971;

•  Other costs forecasted in the DFP/DFF/DDE Technical Information no. 001/2017, DFP/DFC/DDEF No. 002/2017; and DFP/DFF/DDE No. 001-B/2017 and CPPI Resolution no. 20/ 2017;

•  Reimbursement to BNDES of the costs and remuneration provided for in this Management Proposal.

Risks

•  Failure to sell the shares or failure to hold the Auction due to various factors, especially due to some judicial, political, financial, regulatory, governmental, or administrative impediment, which may lead to the bidding process of concession of distribution without transfer of controlling interest, under the terms of Article 5 of Decree No. 9,192/2017.

•  Non-fulfillment of one or more assumptions deemed in the modeling contracted by BNDES, which may render unfeasible to sell the Distributors under the conditions of CPPI Resolution no. 20/2017, which may lead to the bidding process of concession of distribution without transfer of controlling interest, under the terms of Article; 5 of Decree No. 9192/2017.

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•  Absence of investors / companies interested in purchasing, which may lead to the bidding process of concession of distribution without transfer of controlling interest, under the terms of Article 5 of Decree No. 9192/2017.

•  Little competitiveness in the Auction because of Brazil’s current economic situation and/or conditions for sale of Distributors, which may lead to the bidding process of concession of distribution without transfer of controlling interest, under the terms of Article 5 of Decree No. 9192/2017.

•  Change of the minimum conditions or other restriction for sale by the TCU;

•  Considering that ANEEL is in the process of inspecting the amounts released by the Fuel Consumption Account (CCC) and the Energy Development Account (CDE) to the distributors, during the period from 2009 to 2016, within the scope of Administrative Proceedings No. 48500.004972/2016-34 – Amazonas Energia), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista (Proceedings 48500.000588/2017 and 48500.000587/2017), with unfavorable results already presented to the Company, if this understanding prevails, which is currently registered as a debt claim in the distributors’ balance sheets, as referred to in the table above, it may become a liability amounting to R$ 4 billion, resulting in a potential loss up to BRL 12.4 billion, according to the following table:

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun./2017– BRL Thousand

Distributor	ANEEL Supervised Amount[1]	Balance Sheet Record[2]
Amazonas Energia	-2,906,095.46	4,055,549.00
Boa Vista Energia	5,666.71	278,360.00
Ceron	-731,570.40	3,847,293.00
Eletroacre	-276,550.90	296,167.00
Total	-3,908,550.05	8,477,369.00

•  Possibility that Boa Vista and Amazonas Energia do not receive the CDE debt claim set forth in article 13, IX, of Law 10,438/2002, as amended by Law 13,299/2016, which establishes that utility companies providing services to the isolated system should be reimbursed for costs in purchasing fuel, incurred until April 30, 2016, "proven, but not reimbursed due to economic and energy efficiency requirements" referred to in Law 10438/2002, including adjustments for inflation, and given that receipt of said debt claim was considered in the studies by Eletrobras;

•  In the case of Amazonas Energia, the non-completion of the unbundling process until March 2, 2017;

•  In the case of Amazonas Energia, the potential burdensome nature of OC gas contract number No. 1902/2006, of which Eletrobras is a guarantor, if Aneel maintains its position that said Distributor is not entitled to full reimbursement for the volume of gas contracted, regardless of installed capacity and consumption, and said Distributor or Eletrobras is not able to revert such position by judicial means, and in the studies the burdensome nature of this agreement was not considered;

•  Eletrobras may find it difficult to arrange all financial resources necessary to allow the adjustments and obligations established in the modeling contracted by BNDES, and in CPPI Resolution no. 20/2017, according to Technical Information DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF No. 002/2017 and DFP/DFF/DDE No. 001-B/2017

•  The failure of arranging consent of the creditors for the assumption of the Distributors’ debts by Eletrobras;

•  In the case of privatization of Ceal, if an agreement connected to the payment of salary differences connected to Bresser Plan is not executed and approved before court, given that the CPPI Resolution 20/2017 defined that the privatization of Ceal is conditioned to the execution and judicial homologation of an agreement regarding the payment of salary differences arising from the Bresser Plan, and, in turn, Decree 9192/2017, in its Article 5, establishes that a bidding process for grant of distribution shall happen, without the transfer of controlling interest, if the bidding process fails to achieve its original purpose;

•  The Brazilian Electric Power Agency – ANEEL or the Granting Power may not ensure the appropriate remuneration for the provision of said services; and

•  Other risks foreseen in Technical Information FP/DFF/DDE No. 001/2017; DFP/DFC/DDEF No. 002/2017 and DFP/DFF/DDE No. 001-B/2017

2.12.2. In the case of Approval of Liquidation and Dissolution of the Distributors:

Benefits

•  It shall allow that Eletrobras focuses its investments and efforts on the areas of generation and transmission, which are the main activities of Eletrobras;

•  Eletrobras shall not need to assume the debts of the Distributors established in CPPI Resolution 20/2017;

•  Eletrobras may not need to disburse more funds to the Distributors, and the bonds posted will lose their effectiveness should Law No. 8,029/1990 be deemed applicable to the case;

•  Potential improvement of Ebitda of Eletrobras and elimination of the need for reimbursement of funds by Eletrobras to finance cash deficit and investments of the Distributors, contributing to the achievement of the strategy of reduction of the consolidated net debt/ebitda indicator of the Company; and

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•  Potential reversal of part or all deficiency of the Distributors recorded in the Financial Statements of Eletrobras.

Costs

•  Potential need for the return of funds, by Eletrobras, received by the Distributors Amazonas Energia, Ceron, Eletroacre and Boa Vista, to the CDE/CCC Fund, as manager of said Funds at the time, if ANEEL's current position of undue receipt is maintained under the scope of the Administrative Proceedings of ANEEL, Amazonas Energia (48500.004972/2016-34), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista (48500.000588/2017 and 48500.000587/2017), according to the table below:

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun./2017– BRL Thousand

Distributor	ANEEL Supervised Amount[1]
Amazonas Energia	-2,906,095.46
Boa Vista Energia	5,666.71
Ceron	-731,570.40
Eletroacre	-276,550.90
Total	-3,908,550.05

Reimbursement to BNDES of the costs provided for in this Management Proposal.

•  Other costs referred to in the Technical Information DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF No. 002/2017; and DFP/DFF/DDE No. 001-B/2017.

Risks

•  Submission to judicial instances of the liquidation and dissolution process of the Distributors;

•  Imposition to Eletrobras of debts of the Distributors guaranteed by Eletrobras;

•  The non-completion of the unbundling process of Amazonas Energia and the assets of Amazonas Geração e Transmissão de Energia S.A may be used for the payment of Distributor’s debts;

•  The States, whose contracts for the purchase and sale of shares of Distributors entered into with Eletrobras at the time of their federalization contained a forecast of payment of a certain percentage of the difference between the amount paid in the acquisition of shares and that received in the privatization of such Distributors, as the case may be (the so-called "upside"), may question the non-payment of the upside, and the matter be judicialized;

•  Submission to judicial instances concerning the liquidation and dissolution process of the Distributors with the Federal Government, according to Interministerial Official Letter No. 906/MME/MF/MP (Annex 19); In accordance with the assessments of BNDES show the distributors’ liquidation scenario, considering Eletrobras as liquidator, and not the Federal Government, may generate the following costs:

Table 1.                Liquidation

Distributor	Liquidation Cost (BRL)
Amazonas Energia	12,060,245,607.63
Boa Vista Energia	465,696,747.78
Ceal	569,913,103.09
Cepisa	740,112,396.38
Ceron	2,398,260,429.38
Eletroacre	402,348,970.72
Total	16,636,577,254.98

Eletrobras, with the purpose of envisaging the possible impacts in the event of non-application of Law 8,029/1990, also performed a calculation of the Distributors’ liquidation cost by means of the DFP/DFC/DDEF Technical Information no. 002/2017, to ascertain the following costs:

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	AmE D	Ceron	Eletroacre Boa Vista		CEAL	CEPISA	TOTAL
Total Assets	10,837,074	5,700,135	1,060,054	695,319	1,907,905	1,884,065	22,084,552
Unearned assets (*)	1,603,439	73,375	30,314	20,177	17,439	43,364	1,788,108
Total Assets for liquidation	9,233,635	5,626,760	1,029,740	675,142	1,890,466	1,840,701	20,296,444
Indemnable	3,369,550	1,222,975	551,906	227,568	1,015,507	1,099,406	7,486,912
Immediate liquidity	318,086	90,106	18,437	6,755	75,674	24,063	533,121
To realize	1,577,310	483,071	175,147	162,459	799,285	717,232	3,914,504
CCC (Fuel consumption account)	3,968,689	3,830,608	284,250	278,360	0	0	8,361,907
Total liabilities	20,940,418	7,299,359	1,467,425	1,405,414	2,603,737	3,154,388	36,870,741
Not due (**)	1,604,852	397,607	107,133	130,601	344,112	516,314	3,100,619
Total Liabilities for liquidation	19,335,566	6,901,752	1,360,292	1,274,813	2,259,625	2,638,074	33,770,122
Immediate liability	60,823	30,406	9,368	20,080	65,176	38,102	223,955
Compensable	2,398,018	240,497	130,744	81,095	148,596	81,292	3,080,242
Eletrobrás System	1,871,850	3,294,107	402,263	696,666	1,599,658	1,843,625	9,708,169
Petrobrás System	12,593,154	2,467,688	443,643	327,572			15,832,057
Others	2,411,721	869,054	374,274	149,400	446,195	675,055	4,925,699

Total Equity	(10,103,344)	(1,599,224)	(407,371)	(710,095)	(695,832)	(1,270,323)	(14,786,189)

Coast of shutdown	260,685	215,165	72,966	126,598	130,425	309,169	1,115,009
Bresser Plan					166,205		166,205
Preliminary liquidation coast	(10,362,616)	(1,490,157)	(403,518)	(726,269)	(665,789)	(1,106,542)	(14,754,892)

Asset adjustments	(209,528)	(85,628)	(47,025)	(22,449)	(222,413)	(197,566)	(784,609)
Financial asset of the current concession	(55,958)	(49,778)	(11,054)	(4,586)	(14,865)	(9,763)	(146,004)
Customers	(153,570)	(35,850)	(35,971)	(17,863)	(207,549)	(187,803)	(638,606)
Liabilities adjustments	(838,640)	(571,429)	(4,424)	(62,340)	(395,958)	(318,998)	(2,191,789)
Possible contigencies (***)	(838,640)	(571,429)	(4,424)	(62,340)	(395,958)	(318,998)	(2,191,789)
Liquidation Cost after adjustments	(11,410,784)	(2,147,214)	(454,967)	(811,058)	(1,284,160)	(1,623,106)	(17,731,290)
(*)Intangi ble, Tributes e Social Contribution
(**) Onerous concession, RGR designation period
(***) Net of Andeco

Liquidation Coast ascertained by the BNDES	(12,060,246)	(2,398,260)	(402,349)	(465,697)	(569,913)	(740,112)	(16,636,577)

2.12.     Opinion of Eletrobras Legal Superintendence

In addition to the information indicated above and in the other exhibits to this Management Proposal, the Company makes available in the form of Annex 14, Annex 14.a; Annex 14.b, Annex 14.c, Annex 14.d, Annex 14.e and Annex 14.f  to this Management Proposal the full report issued by its Legal Department, with its supplemental opinion, issued by the Legal Superintendent’s Office, and by the experts Arnoldo Wald; Gustavo Binenbojm; Nelson Eizirik; Anderson Schreiber; Bocater, Camargo, Costa e Silva, Rodrigues Advogados and the law firm Loeser e Portela advogados, member of Consortium Mais Energia B, respectively, about the compliance with the other standards applicable to the privatization and/or liquidation of Companhia de Eletricidade do Acre – Eletroacre, of Centrais Elétricas de Rondônia S.A. – Ceron, of Amazonas Distribuidora de Energia S.A., of Boa Vista Energia S.A., Companhia Energética de Alagoas – Ceal and of Companhia Energética do Piauí – Cepisa, as well as other business object of the agenda of the 170th EGM”

8. CONCLUSION OF THE MANAGEMENT TO THE SHAREHOLDER

The topic with the conclusion of the managers is as follows:

“3. The Managers’ Conclusion

As can be seen from the whole of Chapter 2 above, chiefly the risks described in this Management Proposal and the constraints to be taken into consideration, the Management, by majority vote, considers that, in view of the content of Interministerial Official Letter No. 906/MME/MF/MP, in which the Federal Government expresses its opinion on the inapplicability of Law 8,029/1990 and the consequent bias regarding the judicialization of ownership in the succession of debts and obligations of distributors, as well as the need for managers to evaluate in this scenario the risk imposed on the conduction of Eletrobras' corporate business, its permanence and relevance to several stakeholders, whose impact cannot be weighted and measured in all its size and depth at the moment of the managers’ awareness, who have no alternative, to be more diligent, except to express an opinion on the call of the 170th Extraordinary General Meeting recommending the sale of shares of the Distributors in light of Resolution CPPI 20/2017, pursuant to items 1, 4, 7, 10, 13 and 15 of the call notice, which, in view of the internalization of the liquidation by the holding company, indicated by the technical assessments produced to this Management Proposal, is the less onerous for the Company, given all the risks, costs and benefits indicated in this Management Proposal, particularly the imminent risk of Eletrobras having to pay, at least in the short- and medium-term (during any judicial proceedings with its controlling shareholder), at the relevant cost of eventual liquidation of the Distributors, which Eletrobras would not be able to bear, given its current economic and financial conditions.

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However, managers are advised not to approve items 3, 6, 9 and 12 of the call notice, maintaining the debt claims of the CCC/CDE in the respective distributors and the equivalent debts.

Lastly, they recommend the approval of Item 19 of the call notice, since, in the event that one or more distributors are not successful in privatizing, Eletrobras cannot be permanently supported by said companies, and its liquidation is more favorable.

In view of the foregoing, the Company's Management recommends that the Shareholders carefully read all the documentation made available to them regarding the main aspects of the privatization and/or liquidation of the Distributors of Eletrobras, as well as Amazonas D’s situation, including the Annexes to this Management Proposal and then approve it as they consider it to be the best alternative for the Company.”.

9. REPORT OF THE AUDIT AND RISK COMMITTEE AND THE STRATEGY, GOVERNANCE AND SUSTAINABILITY COMMITTEE:

The Audit and Risk Committee and the Strategy, Governance and Sustainability Committee met on December 27, 2017 to advise the Eletrobras’ Board of Directors on the subject under discussion. However, the Committees abstained from issuing advisory opinion, since the business now raised for deliberation was only brokered by the Eletrobras Executive Board at the end of 12/27/2017.

Director JOSÉ GUIMARÃES MONFORTE, as Coordinator of the Committee on Strategy, Governance and Sustainability, presented the following clarifications to the Board about the non-pronouncement of the advisory committees.

Initially, he reminded the Directors that, according to the original schedule of work, the Eletrobras’ Board of Executive Officers should meet on December 21, 2017 to deliberate on the referral of the management proposal to this deliberative body.

 In light of the additional demands made by the Board of Directors at its meeting on 12/15/2017, notably the complementation of external legal opinions, the Board of Executive Officers requested a postponement to the meeting on December 22, 2017, to address such business. It should be noted that the statements of AGU about Law No. 8,029/90 was reported to the Board only on 12/16/2017, and was also entertained in regards to the request for supplementation of external legal opinions.

The Coordinator also recalled that the Directors were all invited to participate in the block of presentations and debates of the Executive Board meeting on December 22, 2017 JOSÉ GUIMARÃES MONFORTE, WILSON FERREIRA JR. (as Chairman of the Company and member of the Board of Executive Officers), JOSÉ PAIS RANGEL, CARLOS EDUARDO RODRIGUES PEREIRA and VICENTE FALCONI CAMPOS.

The Coordinator also pointed out that on December 21, 2017 he made a new request to the Board of Executive Officers through the Legal and Corporate Management Department, in order to request new legal opinions on the subjects of commutativity and whether or not Law No. 8029/90, given the understanding already expressed by the legal counsel of the Federal Government and its possible unfoldings for the company, including the commencement of a legal action. This demand was confirmed by the WILSON FERREIRA JR., As Chairman of the company and a member of the Board of Executive Officers, who understood that the board management body needed more subsidies to enable an informed, reflected and informed decision-making.

The Executive Board, well aware of this matter, postponed its decision until 12/26/2017 (Tuesday), in order to allow for the inclusion, in the case, of new legal opinions requested. Moreover, BNDES, on 22/12/2017, supplied Eletrobras with a legal opinion on the legal aspects connected to commutativity and Law 8,029/90, which makes its one more reason for the Board to postpone decision-making.

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

On 12/26/2017, it was signaled to the Executive Board that the Ministries of Finance, Mines and Energy and Planning would be on the verge of sending an interministerial official letter to Eletrobras, whereby they would consign their formal understanding to the non-application of the Law no. 8029/90 to the case of potential liquidation of Eletrobras’ distributors.

In the meantime, considering the advisory opinion of lawyer Anderson Schreiber on the subject of commutativity, which was sent to the Directors on 12/25/2017, the financial area of Eletrobras made the following new documents: IT-DFP-DFF-DDE-001-B-2017, dated 12/26/2017, and IT DFP-DFC-DDEF-002-2017-COST OF LIQUIDATION OF EDE’S, dated 12/26/2017, superseding, respectively, IT-DFP-DFF-DDE-001-A-2017, dated 12/21/2017, and IT DFP-DFC-DDEF-001-2017, dated 12/21/2017.

In light of the new facts, the Board postponed its decision until 12/27/2017, date on which it actually received the Interministerial Official Letter No. 906/MME/MF/ MP, of 12/27/2017, in addition to the draft version of the legal opinion executed on 12/27/2017 by lawyers João Laudo de Camargo and Francisco da Costa e Silva.

Also on 12/27/2017, the company's internal legal department issued DJJJ-4621/2017 memorandum, which advises the management about the high risk of litigation with the Federal Government if the company decides for the liquidation based on the thesis of the application of Law 8,029/90, in addition to emphasizing that such a situation of conflict might substantially impact the regular and efficient conduction of Eletrobras' corporate business, so that the risk of going concern should be taken into account by its managers on its adjudication on the merits.

Therefore, the Coordinator JOSÉ GUIMARÃES MONFORTE concludes, owing to the unleashing of the aforementioned events, that it was a result of an intricate and dynamic process that there was not enough time for the Eletrobras Executive Board to deliberate in time to instruct the support committee meetings on December 27, 2017.

10. HOLDING COMPANY’S DELIBERATION POINT:

a)   General Description:

Approval of the Management Proposal and Call Notice, including the agenda, for the 170th Extraordinary General Meeting of Eletrobras, wherein the shareholders shall deliberate on the sale (transfer of controlling interest) of the Eletrobras’ Distribution Companies or on their Liquidation.

b)   Competent Jurisdiction of the Meeting:

The matter in question resorts to the competent jurisdiction of the Eletrobras’ shareholders’ meeting, pursuant to Article 17, Items I and VII of the Articles of Incorporation of Eletrobras, Article 15 of Law 9,491/97; Article 1, Item I, of Decree 1,091/94; Article 3, Paragraph 3, of CPPI Resolution no. 20/2017, with the wording given by CPPI Resolution no. 28/2017.

c)   Final Considerations:

The Chairman JOSÉ GUIMARÃES MONFORTE presented to the board the following preliminary considerations:

(i)       Alignment of Information with the Fiscal Council:

It was observed that two videoconferences were held between 11/14/2017 and 11/17/2017 between members of the Fiscal Council and the Board of Directors of Eletrobras, in order to align information on the privatization process of the distributors. Such meetings had the objective of providing appropriate communication and interaction between said governance agents, especially regarding the flow of information and attendance to clarifications related to the privatization process of the distribution companies.

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He then informed that the members of the Fiscal Council were also invited to attend the 788th meeting of the Board of Directors of Eletrobras, at which time the Directors approved the proposal for the management and convening of the EGM to extend the term granted by the shareholders for the sale of the distribution companies.

(ii)      Alignment of Information with the Executive Board:

The Financial and Investor Relations Department, appointed by the Executive Board of Eletrobras as the coordinator of the internal works connected to the distributors’ privatization, made, in concert with the Legal and Corporate Management Department and the Distribution Department, presentations to the Eletrobras’ Board of Directors, addressing the progress of the privatization of distribution companies at the 791st meeting (12/15/17); 789th meeting (11/24/17); 788th meeting (11/23/17); 787th meeting (10/27/17); 785th meeting (09/29/17); 783th meeting (08/25/17); 780th meeting (06/30/17).

Additionally, the members of the Board of Directors were invited to participate in the block of presentations and debates of the Executive Board’s Meeting held on 12/22/2017.

(iii)        Alignment of Information with BNDES and consultants engaged to produce the sales modeling:

On 11/08/2017, BNDES, together with its contracted consultants, made a face-to-face presentation to the members of Eletrobras' Board of Executive Officers and Board of Directors regarding the sales modeling of distributors.

(iv)       Deliberation of the 169th EGM of Eletrobras

The Board of Directors was informed that Eletrobras’ shareholders, meeting in the scope of the 169th Extraordinary General Meeting, held in the morning of December 28, 2017, resolved to approve the extension of the term for sale of the distributors until July 31, 2018, that this decision is a legal-logical assumption so that the Eletrobras Board of Directors can appreciate the matter of the agenda.

(v)              Issue of Conflict of Interests

The Chairman JOSÉ GUIMARÃES MONFORTE informed the board that a Director at the meeting of the Committees held on 12/27/2017 raised a possible conflict of interest situation to deliberate on this agenda, regarding the members of this board that were nominated by the Federal Government and that they would have a statutory relationship with it. As a result, Chairman JOSÉ GUIMARÃES MONFORTE requested clarifications from the company's area of governance, which provided an explanatory note that was read to the Directors as follows:

The board of directors of the government-controlled company (SEM) is responsible for ensuring compliance with the public interest of the company, provided for in its corporate purpose, and at the same time, ensuring its financial sustainability and management based on efficiency criteria and economic rationality.      In the performance of the assignments and duties provided for by law and by the Articles of Incorporation, directors should not fail to make efforts to fully serve the interests of the company.

As a link between members and SEM, the board should guide and supervise the board’s relationship with other stakeholders, act in the best interests of the company, and treat all shareholders equally.

For the full accomplishment of its activities, it is fundamental that the board of directors prevents and manages situations of conflict of interests and leads with authority and diligence the functioning of the system of governance. The directors’ assignments should be exercised independently and are therefore not to be confused with the government’s role as controlling shareholder.

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Therefore, regardless of which shareholder indicated the director, the latter should not be acting as a representative of a specific shareholder, but rather a set of shareholders who elected him, [which means the Meeting]. In the performance of its duties, the director should make decisions that protect and value the organization, that is, it should prioritize the greater interest of the company and its shareholders. Law 13,303/2016, Article 14, Item II, clearly states the importance of the controlling shareholder, to preserve the independence of the Board of Directors while performing his duties.

 Article 14. The controlling shareholder of the stated-owned company and government-controlled company shall:

II - preserve the independence of the Board of Directors while performing his duties.

In view of the foregoing, at the meeting of the Board of Directors that will give an opinion on the proposal of the management that will be submitted to the AGE on the sale of the controlling interests in distribution companies, the directors should vote, regardless of whom appointed them, considering the best interests of the Company.

Therefore, the vote should be based on facts and data that prove to be the best option for Eletrobras. If any director has a different position, he shall cast his vote in the minutes in a substantiated, express and unequivocal manner.

The Director WILSON FERREIRA JR. then it made a brief reading of the Legal Opinion PGFN-CAS/1117 of 2016, and it was established that the existence of a possible statutory relationship between the Director and the Federal Government would not imply a presumption of conflict of interest, given that the normative framework assures the Director full independence to the exercise of its functions, and the distinction between the Federal Government/Granting Power and the Federal Government/Shareholder is indisputable, and this would be the facet present at the election of the Director. In point of fact, that decisions made at Eletrobras’ meeting, even with a favorable vote of the Federal Government, do not automatically bind the federal public bodies and entities that perform the functions of the Granting Power (MME and ANEEL, for instance). He also reminded that the Federal Government is always guided by the public interest, which also covers respect for the independence of the elected Directors, since only with such independence will it be possible to meet the relevant collective interest that justified the creation and maintenance of the federal state-owned company.

(vi)       Alignment of the understanding of AGU

Chairman JOSÉ GUIMARÃES MONFORTE reported to the Directors that Note No. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, dated 12/13/2017; and Opinion PGFN/CAS/No. 2052/2017, dated 12/18/2017, were both ratified by the General Counsel for the Federal Government on 12/27/2017, which, according to Order No. 00985/2017/GAB/CGU/AGU, are now reflecting the unanimous position of the Office of the General Counsel for the Federal Government.

(vii)       Letter of Eletrobras’ Fiscal Council

Chairman JOSÉ GUIMARÃES MONFORTE read to the Directors the contents of letter CTA-CFE 013/2017, of 12/27/2017, endorsed by the Chairman of the Fiscal Council of Eletrobras, which stresses the need to consider the controversial legal aspects relating to the process of sale of the distributors, and also forward the letter signed by Messrs. Ronaldo Dias and Patricia Valente Stierli, which is also dated December 27, 2017.

In the last letter, the two members of the aforementioned Fiscal Council express their individual understanding that the sales modeling proposed by BNDES for the Eletrobras - EDEs distribution companies would not be in line with Eletrobras' corporate purpose, so that liquidation would be the only feasible alternative to the Eletrobras distribution companies, which should apply the rules of Law 8,029/90 with Article 4 of Law 9,491/97. This position, in turn, is based on the conclusions achieved by three jurists hired by Eletrobras (Arnoldo Wald, Gustavo Binenbojm and Nelson Eizerik).

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Following, Chairman JOSÉ GUIMARÃES MONFORTE read to the Directors the letter of CTA-CAE-007/2017, dated 12/28/2017, intended to respond to the statement made by the Chairman of the Fiscal Council.

In this letter, the members of the Fiscal Council are advised of the existence of legal controversy regarding the application or not of Law no. 8029/90 to the case of potential liquidation of Eletrobras’ distributors.

In this sense, AGU and PGFN have been referred to be contrary to the argument put forward by Arnoldo Wald, Gustavo Binenbojm and Nelson Eizerik.

It also warned about the existence of a legal opinion signed by BNDES and the office engaged to carry out the distributors’ sales modeling, which similarly refutes the arguments of lack of commutativity and the application of the rules under Law 8,029/90.

It was also informed to the Fiscal Council that Eletrobras demanded two more legal statements - in order to assess whether the opinions of the external and interested parties (BNDES and AGU) were really reasonable - which were entrusted to the notorious attorneys Anderson Schreiber, João Laudo de Camargo and Francisco da Costa e Silva, who refuted the arguments of the lack of commutativity in the operation designed by the BNDES, and the last two jurists still formed an understanding contrary to the application of Law 8,029/90 to the case of potential liquidation of the distributors.

It was also announced that the Federal Government, through its Ministries of Mines and Energy, Planning and Finance, officially and expressly stated its understanding to Eletrobras, through an interministerial official letter sent to this company on December 27, 2017, with respect to non-application of Law 8,029/90 to the case of potential liquidation of the distributors.

In view of with such a legal controversy scenario, the members of the Fiscal Council were informed that the management of this company is considering in the formation of its adjudication on the merits the consideration of all risks involved in the transaction, including that of a possible litigation with the order to identify the path that best meets the legitimate interests of this company.

For illustration purposes, the following risks were reported to the Fiscal Council: legal dispute with the Federal Government and creditors of distributors, possible early maturity of debts in the liquidation scenario, including cross default; labor lawsuits filed against Eletrobras; impairment of the company’s investment grade and of its ability to raise funds; among other possible consequences.

Given the foregoing, it was recommended that the members of the Fiscal Council have immediate access to all the documentation that serves as evidence supporting this decision-making process, so that they can properly view the entire scenario in which Eletrobras is inserted.

As a result, it has been reassigned to the Fiscal Council that this Board of Directors has dedicated itself in depth to the fulfillment of its duty of diligence, in order to seek a conduct that reflects the respect to the business judgment rule, with the rendering of an informed decision, reflected and grounded, always in the incessant search for the alternative that best meets the legitimate interests of this company, always aiming at its perennial and capacity to generate value.

(viii)      Meeting’s Agenda

Chairman JOSÉ GUIMARÃES MONFORTE presented to the Directors the agenda of the call notice and asked the Secretary of Governance to read the conclusion of the directors in the management proposal, in accordance with the proposal for deliberation sent by the Board of Executive Officers, and it was emphasized to the Directors that this proposal did not recommend the assumption by Eletrobras of the Distribution Companies’ rights and obligations, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, which, in the understanding of the management of the company, should be maintained in each one of them.

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He then asked if the Directors would have any proposal for an alternative resolution to submit to the board, which, in response, expressed a negative answer to the question asked.

Lastly, Chairman JOSÉ GUIMARÃES MONFORTE reminded the Directors that the Board of Conformity made available to the board a risk matrix presentation related to the privatization process of the distribution companies, which also covers the liquidation scenario and the legal controversy around Law No. 8,029/90.

d)   Presentations

The Chief Financial and Investor Relations Officer, Mr. Armando Casado de Araujo made a presentation on the matter to the board, emphasizing that the management proposal submitted for the deliberation, under the terms approved and forwarded by the Executive Board, recommends the approval of the sales modeling of the distributors, under the terms of CPPI Resolution No. 20/2017, with the exception of the assumption of the rights and obligations of distribution companies, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, which, in the understanding of the management of the company, should be kept in the respective distribution companies.

The Chief Financial Officer recalled in sequence that the above-mentioned exception is provided by Article 3, Paragraph 3, of the very CPPI Resolution No. 20/2017, with the wording given by CPPI Resolution No. 28/2017.

 Subsequently, the Chief Financial Officer presented the cash flow forecasts for the potential distribution companies’ sale and liquidation scenarios, based on: (i) the company’s cash flow would include the sales modeling approved by CPPI, provided that it did not have to assume the rights and duties of the industry-related charges; (ii) the liquidation scenario, in the event that Law No. 8029/90 would not be applied, would be considerably more onerous to the company.

He also mentioned that these assessments are all included in the support material made available to the Directors, including in the technical information and the management proposal.

Director CARLOS EDUARDO RODRIGUES PEREIRA then questioned if the management proposal would be in keeping with Article 8, Item VII, of CVM Normative Instruction No. 481/2009.

In response, the Head of Market Information and Compulsory Loan Department, Mr. Francisco de Assis Duarte de Lima informed that the management proposal, after being prepared, was previously submitted to the Company's Legal Department, which issued an Opinion on the adequacy or applicable laws and CVM regulations. Thus, there is no qualification in the Opinion in regards to this matter. He also informed that the treatment regarding item VII of Article 8 of CVM 481 is included in page 134 of said Proposal.

Subsequently, Legal and Corporate Management Officer, Mr. Alexandre Vaghi de Arruda Aniz addressed the content of the supplemental internal legal opinion drawn up on 11/27/2017 (Legal Memorandum DJJJ-462/2017), and emphasized to the Directors the importance of considering the company’s economic and financial feasibility given the potential dispute with the Federal Government in a possible liquidation scenario.

The Chief Financial Officer did not continue with his speech on the matter, proceeding with the presentation of the agenda under the call notice and the conclusion of the managers under the management proposal.

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e)   Deliberation

(i)  Result

The Directors cast their votes based on the documentation presented and, in the exercise of their adjudication on the merits, decided by a majority to approve the following resolution:

DEL-265/2017. Approval of the Management Proposal and Call Notice, including the agenda, for Eletrobras’ 170th Extraordinary General Meeting, wherein the shareholders shall deliberate on the sale (transfer of controlling interest) of the Eletrobras’ Distribution Companies or on their Liquidation. RES-838, dated 12/27/2017. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, endorsing the Board of Executive Officers' decision and based on the documents below, DELIBERATED: (i) Report to the  Executive Officers No. PR-DD-DF-DJ-112, dated 12/27/2017; (ii) Executive Summary DFR-006, of 12/27/17; (iii) Technical and Legal opinions, external and internal, on the case file; (iv) Other documents made available in the Governance Portal; 1. approve the convening of the 170th Extraordinary General Meeting, pursuant to the Call Notice and the Management Proposal, forwarded by the Executive Board, with the following change to sheets 79, in topic “3. Managers’ Conclusion:” Where one reads "... (during possible judicial proceedings with its holding company) ...", read: "... (during any judicial proceedings with the Federal Government) ..."; 2. To determine that the Finance and Investor Relations Department shall adopt the necessary measures to call and hold the AGE referred to in item 1 above; and 3. to determine that the General Secretariat and the Secretariat of Governance, each within its scope of action, adopt the other measures necessary to comply with this resolution.

(ii) Votes

➢  Director WILSON FERREIRA JR.: The Director initially recalled that the shareholders of Eletrobras, meeting at the 165th AGE, decided not to extend the concessions of the distributors and to sell or liquidate them until 12/31/2017, which was increased to 07/31/2018 after decision of the 169th AGE. He emphasized that the advent of CPPI Resolution No. 28/2017 was a demonstration of diligence and pro-activity on the part of the company's management, which incessantly pursued the path that best served the interests of the company. He then voted favorably to the management proposal submitted by the Board of Executive Officers, believing it would be the path that would carry the least burden on the company.

➢  Director VICENTE FALCONI CAMPOS: The Director voted in favor of the management proposal submitted by the Board of Executive Officers, and praised the diligent work of the company's management.

➢  Director CARLOS EDUARDO RODRIGUES PEREIRA: The Director cast a vote against the management proposal referred to the Executive Board, pursuant to the reasoning of the vote attached to these minutes, owing to the fact that he understood that the sales modeling presented by BNDES and approved by CPPI neither presents a strict commutativity, nor the due compensatory payment to Eletrobras, as provided for under Article 245 of Law No. 6,404/76. In his understanding, as the provisions under Article 245 were not met, he would not be in a position to recommend the proposal to the shareholders. He further stated that he does not agree with the thesis that the liquidation of the distribution companies, arising from the eventual rejection of the BNDES modeling by Eletrobras, would represent a business decision to divest, since the acquisition of its control was never an investment decision by the company, since they were purchased with funds from the RGR fund with the express purpose of being sanitized and privatized in strict compliance with Law No. 9,619/1998 and MP 2,181-45/2001. He also added that the distribution companies’ liquidation would not be an option, but a consequence of the decision not to renew the concessions if the modeling was not approved. In this way, and according to three legal opinions submitted, it is possible for the Federal Government to be the successor in the rights and obligations of the distribution companies in a possible liquidation, under the terms of Law No. 8,029/1990, although it refutes this thesis.

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➢  Director JOSÉ GUIMARÃES MONFORTE: The Director cast a vote in favor of the management proposal referred to the Executive Board, pursuant to the reasoning of the vote attached to these minutes.

➢  Director EDVALDO LUÍS RISSO: The Director voted in favor of the management proposal submitted by the Board of Executive Officers, emphasizing that the diligent work of the Company brought to the decision-making process a consistent basis that instrumentalizes its vote for the sale of the distributors. He emphasized that important points were widely discussed in the Board, among them: (i) the projection of cash flow, which, evidently, supports the model proposed by the CPPI, provided that the assumption of rights and duties related to sector charges is rejected; (ii) the disastrous repercussion that liquidation can lead to Eletrobras, in all aspects, including the process of democratization of its current capital; and, (iii) the inexorable judicialization of the interpretation of Law No. 8,029/90, in its endless acts. He also pointed out that, because of these points and others present in the extensive documentation submitted to the Board, the thesis of commutativity, present in Law 6,404/76, even because of the complexity and importance of the operation, should be considered in the broadest sense, aiming at proportionality between the sacrifices and the economic benefits of the operation. And in this broad sense, it became clear that the proposal that brings the least burden to the Company, and therefore, that which protects and values the organization and its shareholders is the sale of the distributors. The Member also reported to the board that, under the terms of Article 156 of Law No. 6,404/76, has no conflicting interest with the company, and therefore is not considered to be in conflict, for the purposes of casting his vote concerning this resolution.

➢  Director ARIOSTO ANTUNES CULAU: The Director voted in favor of the management proposal submitted by the Board of Executive Officers, believing that such a route best meets Eletrobras' strategic and financial interests. He then mentioned to the Directors that the main focus for the decision of this board should be to identify the less damaging scenario for the company, especially considering the risks and impacts of a possible litigation with the Federal Government, due to the divergence of interpretation of Law No. 9,491/97 and Law No. 8,029/90. He further noticed that the principle of commutativity should be read in light of the other principles of Law No. 6,404/76, including the diligence and loyalty, which would impel managers to consider all the operation’s aspects and variables. The Member also reported to the board that, under the terms of Article 156 of Law No. 6,404/76, has no conflicting interest with the company, and therefore is not considered to be in conflict, for the purposes of casting his vote concerning this resolution. Lastly, he praised the work promoted by the Board of Executive Officers and, specifically, by the Corporate and Legal Management Department, in identifying the need to consider the risks of each scenario.

➢  Director ESTEVES PEDRO COLNAGO JUNIOR: The Director voted in favor of the management proposal submitted by the Board of Executive Officers, emphasizing to the Directors that the definition of whether or not Law No. 8,029/90 would be applied to the possible liquidation of Eletrobras' distribution companies was no subject of discussion for this meeting, but rather the weighting of the risks involved in each scenario, including the possible benefits, losses and risks arising from this legal controversy and a possible litigation between Eletrobras and the Federal Government. The Director recalled that the management of the company would not be bound by any interpretation regarding Law No. 8,029/90 and that any recommendation for the approval of the sales modeling formulated by BNDES, as proposed by the Executive Board, would not contradict or even prevent this company from subsequently claiming or challenging, either by amicably or judicially, the application of Law No. 8,029/90 in the case of the liquidation of its distribution companies, owing to the waived auction, as a result of the rejection of this modeling by the Eletrobras general meeting. The Member also reported to the board that, under the terms of Article 156 of Law No. 6,404/76, has no conflicting interest with the company, and therefore is not considered to be in conflict, for the purposes of casting his vote concerning this resolution, pursuant to the voting rationale attached to these minutes.

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➢  Director JOSÉ PAIS RANGEL: The Director voted contrary to the management proposal submitted by the Executive Board, in accordance with the voting ratio appended to these minutes, and requested, however, that item (ii) of the conclusion of the vote be disregarded. The Director understood that such an operation would greatly burden the company, notably its cash flow, without there being any counterpart of the Federal Government in the form of a guarantee, in order to ensure that the company would be able to remain financially healthy in case of possible drawback of revenues, and hence the decrease in the cash flow expectation. He stated that his dissenting vote against the BNDES’ modeling and, as a consequence, against the management proposal sent by the Executive Board, would be conditioned to the excessive risk that the Federal Government would be imputed to the company, without there being a consideration that, in his opinion, could take the form of a guarantee. Additionally, he reaffirmed his concern regarding the company’s cash and noted that the relationship between Eletrobras and the Federal Government would historically be full of examples of abuse of control power, including the imposition from the latter to the former of bad business that would have contributed to the company’s impaired value. Nevertheless, he greeted the Director WILSON FERREIRA JR. and Chairman JOSÉ GUIMARÃES MONFORTE for the unremitting work that both have been playing in the leadership of the company's management, always in search of its endurance and valorization, including the improvement of the management of the subsidiaries and the company's governance. It also recognized the importance of having produced documents in order to ensure the contradiction regarding legal disputes and praised the dedication of the areas involved in the education to the decision-making process.

11. RECORDS:

Upon approval of the business by majority of the board, Chairman JOSÉ GUIMARÃES MONFORTE signed the call notice and the management proposal, under the terms submitted by Eletrobras’ Executive Board and reproduced in Items “6. CALL NOTICE AND AGENDA,” “7. ANALYSIS OF THE PRIVATIZATION AND LIQUIDATION SCENARIOS UNDER THE MANAGEMENT PROPOSAL (BENEFITS, COSTS AND RISKS)” and “8. CONCLUSION OF THE MANAGEMENT TO THE SHAREHOLDER" there being statement if need for the following change on sheets 79 of the management proposal, in topic “3. Managers’ Conclusion:” Where one reads "... (during eventual judicialization with its holding company) ...", read: "... (during eventual judicialization with the Federal Government) ...".

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The Head of Market Information and Compulsory Loan Department, Mr. Francisco de Assis Duarte de Lima warned the Directors, Officers and other guests attending the meeting about the need to maintain confidentiality regarding the matter discussed at this meeting until the company makes its announcement to the market.

12. ANNEXES:

These minutes also includes the following annexes:

•         Reasoning of the Vote of Director José Guimarães Monforte: sheets 202/204.

•         Reasoning of the Vote of Director José Pais Rangel: sheets 205/207.

•         Reasoning of the Vote of Director Esteves Pedro Colnago Junior: sheets 208/209.

•         Reasoning of the Vote of Director Carlos Eduardo Rodrigues Pereira: sheets 210/211.

13. CLOSING AND EXECUTION:

There being no further business to discuss, the Chairman JOSÉ GUIMARÃES MONFORTE adjourned the meeting and determined the drawing up of these minutes, which, after being read and approved, are signed by the attending Directors and by myself, BRUNO KLAPPER LOPES, Board Governance Secretary, which I hereby execute.

JOSÉ GUIMARÃES MONFORTE	WILSON FERREIRA JR.
Chairman of the Board	Director

CARLOS EDUARDO RODRIGUES PEREIRA	EDVALDO LUÍS RISSO
Director	Director

VICENTE FALCONI CAMPOS	ARIOSTO ANTUNES CULAU
Director	Director

JOSÉ PAIS RANGEL	ESTEVES PEDRO COLNAGO JUNIOR
Director	Director

BRUNO KLAPPER LOPES
Board Governance Secretary

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ANNEXES TO THE MINUTES OF THE SEVEN HUNDRED AND NINETY-SECOND MEETING
OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Reasoning for the Vote at the 792nd meeting of CAE - 12/28/2017

Director José Guimarães Monforte

A backward look is necessary in order to compose a table as complete as possible that serves for an informed, reflected and reasoned recommendation. The origin of these distribution businesses at Eletrobras dates back to 1998. They were bought out from the state governments, and what was set as their goal was to sell it within 90 days.

Years passed, significant changes in the structure and functioning of the energy sector happened, but one thing remained constant regarding the operation of these utility companies: its inefficiency. The reports point out that this inefficiency is rooted in several reasons, but a very relevant one was the continuity of interferences of various types in its operation.

This state of affairs and the postponement of the original idea of selling these companies brought extremely negative impacts to Eletrobras, both economic and financial. The negative results of these companies are now reflected in Eletrobras' balance sheet, in a provision for Deficiencies, amounting to about 14 billion Brazilian Reais. During these 19 years the losses were close to 25 billion Brazilian Reais.

Additionally, the balance sheet of the Holding Company records not only direct loans and AFAC’s amounting to about BRL 5.5 billion, but also the bonds posted by it as a joint and several debtor of about BRL 19.5 billion.

This state of affairs has evolved over the last 19 years, with some initiatives taken to recover the Holding's resources, including actions against the regulator's decisions, the reasonable renegotiation of the largest portion of indebtedness - with Petrobras - and more recently (since 2016), the initiative of the Holding tries to reduce inefficiencies of the distributors (ex PDVs), among others.

But nothing has resulted or will result in sufficient improvement to reverse the situation of serious costs to Holding Company with which these companies operate. As discussed hereinabove, more than 25 billion Brazilian Reais were recorded as losses.

Seeking to apply the principle of the Good Faith, it is necessary to ask about who should be responsible for the current state of affairs, the possible answer being that this responsibility is non-centralized, as intended to be described hereunder, the negative evolution of these businesses occurred owing to many reasons, which include, but are not limited to, structural changes in the sector, undesirable interferences, recent water crisis etc. Thus, since there are already initiatives by the Holding Company to seek solutions, there should always be an attempt to recover funds whenever the responsibility for damages caused to the company is clearly identified.

In point of fact, closer to this period, there is a decision of the shareholders, through the company’s management proposal, by means of PDNG, claiming that the company should gear its business again toward its original purpose, that is, to the activities of Generation and Transmission, thus ending such distribution deals. This is the interest of the shareholders, as well as the public interest shown in recent CPPI regulations.

In order to proceed with this case, CPPI ordered a modeling by BNDES for the discontinuance of the distribution business, suggesting to the Bank that the transaction be made in a combo, with the sale of the control or the total capital of these companies and, at the same time, the renewal of the concessions relating thereto. Such recommendation implies the need for the Holding to capitalize the distribution companies so that they become salable, which includes the recognition, in the balance sheet of the Holding company, of distribution companies’ debts, in which the Holding is a first level guarantor, according to information to which we became aware.

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The Executive Board, supported and with additional requests from this Board, requested opinions on the modeling proposed. Three legal opinions were presented: on the one hand, the potential lack of commutativity of transferring the debts of the Distribution Companies to Eletrobras (according to the arguments of the opinions) was raised, which would make this measure illegal and, on the other hand, the dissolution of the distribution companies in accordance with Law No. 8,029/90.

Also requested by AGU's opinion, it indicates that, if the way of liquidation of the company is adopted, it should be performed under Law No. 6,404, and not by Law No. 8,029/90. This was also claimed by the General Attorneys’ Office of the Ministry of Finance, Planning and Mines and Energy. These ministries’ opinions were confirmed in a letter signed by the Ministers of Mines and Energy, Planning and Finance, which proved the inexistence of the dissolution of the companies through Law No. 8,029/90.

BNDES was also asked to comment on the opinions of the three lawyers, through the consortium's lawyers, and also countered the opinion of the legal experts.

A fourth opinion was requested from a civil lawyer, who also concluded in an opposing manner to the legal experts on the issue of commutativity.

A fifth independent opinion was requested from another office to give an opinion on the issues of commutativity and use of Law No. 8,029/90. This is was also conclusive regarding the non-absence of commutativity, and also about the non-feasibility of use of the dissolution by Law No. 8,029/90.

A number of statements were prepared by the Board of Executive Officers, including cash flow statements resulting from the application of the BNDES model, which concludes that only financial recognition of the balance sheet of 11.2 billion Brazilian Reais would be supported. In the comparison between liquidation and selling costs, it was concluded that the sale was more attractive. Under the accounting aspect, there would also be a reversal of a provision of 14 billion Brazilian Reais, which would result in a positive economic result of approximately 3 billion Brazilian Reais.

Lastly, the timetable initially foreseen was delayed, which put a lot of pressure on the information and reasons process, since EGM 165 had established the deadline of 12/31/17 for the final decision on the path to be adopted, a new EGM was convened to approve an additional period to complete the process.

CONCLUSION

It is crucial, from the perspective of seeking what is best for the company, now and in the future, thus taking a look not only at what is formally available today in terms of information, but also a whole set of other developments possible, such as the PM already sent to the National Congress and the PLs in the process of being submitted to the Legislative, which will allow Eletrobras to participate in the decontamination of the plants that today operates, reasoning for common sense and for the Good Faith, considering all possibilities, will also be conditioning the movement on which it is being deliberated.

 Thus, I hereby conclude that it is of fundamental importance that the process of “divestment” of the distribution companies be carried out in an orderly and effective manner, that is, in the form that best enables Eletrobras to pursue the plans that would lead to the recovery of its capacity to compete efficiently, without impediments or pending issues, in the quite complex and competitive market of the current days. This freedom to operate will contribute to the significant appreciation of the company and consequently the equity of all shareholders. Thus, between a decision that opts for complex or contestable steps that take a long time and pose the potential of dispute, and causes delays for Eletrobras to perform its plans and a decision that expedites the performance of the plans of Eletrobras, I vote for the approval of the proposal recommended by the board, to adopt the modeling suggested by BNDES, limiting the recognition of debts to 11.2 billion Brazilian Reais, without assuming the rights and duties related to the industry-related charges of the distribution companies.

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On December 28, 2017,

JOSÉ GUIMARÃES MONFORTE

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Minutes of the 792th Meeting of CAE, held on December 28, 2017, continued.

Reasoning for the Vote at the 792nd meeting of CAE - 12/28/2017

Director José Pais Rangel

Brasília, December 28, 2017

To

Mr. Chairman of the Board of Directors

Centrais Elétricas Brasileiras S/A - Eletrobras

Ref. Meeting of the Board of Directors - 12/28/2017

Dear Mr. José Guimarães Monforte

As a Director of Centrais Elétricas Brasileiras S/A ("Company or Eletrobras") and elected for one of the positions assigned to minority shareholders, in compliance with the Company’s Bylaws, I hereby express my opinion on the agenda of the Meeting of the Board of Directors ("BoD") that is being held on this date and will deliberate on the approval of the Management Proposal and Call Notice, including the agenda, for Eletrobras’ 170th Extraordinary Genenral Meeting, wherein the shareholders shall deliberate on the sale (transfer of controlling interest) of Eletrobras’ Distribution Companies or on their Liquidation.”

As is well known to all directors, this is an extremely important issue and certainly impacts the future of the Company and the responsibilities of the controlling shareholder and the managers themselves and, therefore, requires a thorough positioning of the decision to be made.

I believe that the definitions necessary for the privatizations of the electric power distribution company, operating in the North and Northeast reagions of the country, such as "Boa Vista Energia S/A" ("Amazonas Energia"), Boa Vista Energia S/A "), Centrais Elétricas de Rondônia S/A ("CERON"), Companhia de Eletricidade do Acre S/A ("Eletroacre"), Companhia Energética de Alagoas SA ("CEAL") and Companhia Energética do Piauí S/A ("CEPISA"), together called Distribution Companies, proposed by the Brazilian Development Bank ("BNDES") through the Consortium Mais Energia B, is not the most appropriate solution to this deadlock.

According to all the documentation distributed, we have some aspects that should - under penalty of being personally held liable for omission - be exhaustively appraised, namely:

(i)        the assumption of debts by Eletrobras and potential considerations;

(ii)       risks to the corporate purpose of Eletrobras;

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(iii)      possibility that managers be held liable;

(iv)     the Federal Government be held liable for the Distribution Companies’ debt; and

(v)      exercise of the voting right of the controlling shareholder and directors the former has elected.

It is evident that all the explanation presented by Eletrobras Management (and the controlling shareholder) while trying to demonstrate the feasibility of the BNDES proposal is not effective. This is an assumption of a debt amounting to BRL 11,240,389,380.55 - excessive debt to the current condition of the Company - and a consideration which is Insignificant and not even confirmed.

As a matter of fact, the amount will affect (or may affect) the Company's cash in an absolute manner, jeopardizing its own continuity and, consequently, its suppliers, employees, shareholders and, without a doubt, the Brazilian capital market itself, putting it to discredit.

This hypothesis of insolvency - which will be in place upon the management’s decision - means a sheer breach of Articles 153 et seq. of Law No. 6,404/76 (“Corporations Act"), as the directors will no longer comply with due diligence and loyalty duties with the Company and stakeholders.

On the other hand, the Company is not responsible for bearing this burden, it is the responsibility of its controlling shareholder. In point of fact, such a condition arises out of laws (Law No. 8029/90 - Article 21 and 23), and the Corporations Act (Article 210 to 218) and may not be taken for granted by the members. The Law is to be applied!

In this vein, the Federal Government should succeed the Distributors, which have their dissolution hereby proposed, concerning their rights and obligations, not to mention bearing the burden of this transaction and not - through deliberation at RCA and the General Meeting - to approve that all this undesirable proposal be absorbed by the Company, which has thousands of minority investors and has disbursed funds for social purposes, with the specific goal to further the national electrical structure.

Last but not least, it should be noted that, although the Federal Government is the controlling shareholder capable of approving, both at RCA and General Meeting, this farfetched proposal, I hereby, as a Director, understand that there is a blatant conflict of interest, which is why the directors appointed by the Federal Government should not vote, allowing this matter to be exclusively decided by the other members of the Company.

Thus, my vote is cast:

(i) vote against the proposal presented by management, based on the aforementioned reasons, mainly because it understands that the condition established by BNDES will compromise the financial situation of Eletrobras and will prevent - in the best scenario in such respect - the continuity with its corporate purpose;

(ii)  transcript in the minutes that the directors who vote favorably on the matter may be directly liable for the decision made, especially if the transaction destroys the operations of Eletrobras as a Company;

(iii) for the Federal Government to assume - in accordance with legal provisions - the obligations and rights resulting from the Distribution Comapanies’ liquidation operation, thus not imposing on the minority shareholders, once again, the need for paying the bill for political error; and

(iv) that the Federal Government, in a blatant conflict of interests, could not, either through its directors elected in this Board, or at the Extraordinary General Meeting ("AGE") duly summoned, exercise the right to vote, thus leaving the business to be decided by those actually directly affected (minority shareholders).

I also hereby request that this vote be entertained by Mr. Board Secretary, written up in the minutes and annexed as document 01, for the due filing needed.

Sincerely,

José Pais Rangel

-Director-

"- I hereby withdraw from my vote Item (ii) above, which should be disregarded from my vote above. – "

  Received on December 28, 2017

Bruno Klapper Lopes

CAE’s Governance Secretary

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Reasoning for the Vote at the 792nd meeting of CAE - 12/28/2017

Director Esteves Pedro Colnago Junior

The Board of Directors’ members shall be responsible for

a)   Duty of diligence:

 Article 153. The company’s manager should endeavor, in the exercise of his duties, the care and diligence that every active man and man usually employs in the administration of his own business.

b)   Duty to further the interest of the company:

 Article 154. The manager should perform the duties that the law and the articles of incorporation confer on him to achieve the purposes and in the interests of the company, satisfying the requirements of the public good and the social function of the company.

c)   Duty not to be in conflict with the company’s interests:

 Article 156. The manager is prohibited from intervening in any corporate operation in which he has conflicting interests with that of the company, as well as in the deliberation that the other managers make, being a duty of his to report his impediment and record the nature and extent of his interest in the minutes of the board of directors’ meeting or executive board meeting.

In turn, the conflict of interest can be defined as follows: The opposite interest of the company occurs when the manager is part (or represents part) in business that the company is to conclude with him or with others together with him; in business in which you have an advantage or interest.

There is a claim, based on the vote of the Director elected by the minority shareholders, that the elected Directors of the Federal Government would represent the interests of the controlling shareholder (Public Authorities), which would be opposed to those of the Company and would therefore be prevented from voting.

The assertion is misguided, the directors intend that their vote specifically defend the interests of Eletrobras, as already deliberated at the general meeting, which are not confused with the interests of the controlling shareholder (Public Power). As a matter of fact, the directors have a convergent interest with that of the company, which is: to implement or to materialize what was deliberated in a corporate manner, by the 165th General Meeting held on July 22, 2016.

At that meeting, shareholders - controlling and minority shareholders - made the business decision to transfer control of the distribution companies or liquidate them if the concessions were auctioned separately. Even in the aforementioned minutes of the meeting, item 7.11.1, it was stated that this was a business decision, without any intervention by the Federal Government in the capacity of Public Power, avoiding possible claims of conflict of interest by the Federal Government itself. Legal Opinion PGFN-CAS/1117 of 2016 has even dealt with the distinction between Federal Government/Shareholder and Federal Government/Granting Power.

However, directors, irrespective of the origin of the indication, have a duty to act in the company's social interest, in a diligent and not conflicted manner. The company's interest has already been expressed in the maximum deliberative body of Eletrobras (General Meeting), which also included minority shareholders. It is now up to the directors to implement and realize what was already decided by the General Meeting as the best business path for Eletrobras.

If even the Federal Government has been prevented from voting, it makes no sense to prevent the managers elected by it from being able to cast their votes. On the contrary, if those indicated by the Federal Government abstain, they may even be held liable for omission and lack of diligence in dealing with the matter, since inertia or non-decision may cause greater corporate damage to the company and place it in a situation too complicated.

The allegation of potential conflict takes for granted the decision for liquidation OR privatization, already validly made on July 22, 2016. The failure of the directors to take any action is also in conflict with Eletrobras’ financial and corporate interests to solve the impasses concerning the distributors, which ultimately increase the financial losses and deficiencies (Explanatory Note 35 to the Eletrobras’ Balance Sheet).

The Distribution Companies are already consolidated in Eletrobras’ balance sheet, including provisions for these deficiencies. Thus, any diligent manager stands before 2 decisions:

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•         To recommend the privatization proposal in the manner approved by CPPI Resolution No. 20/2017, except for the assumption of the rights and duties connected to the distribution companies’ industry-related charges; or

•         To recommend the liquidation of the companies and to assume all the consequences of this liquidation, in the light of all the risks involved, including judicialization with the Federal Government.

This is a business decision that should be taken in a well-informed and thoughtful manner, based on the financial economic situation of these distribution companies and the effects already reflected in the holding company's balance sheet, which also includes external opinions.

Based on the foregoing, I understand that all of Eletrobras’ directors, irrespective of the origin of the appointment, have the duty to participate in the resolution, in order to:

Duty of diligence:  Article 153. The company’s manager should endeavor, in the exercise of his duties, the care and diligence that every active man and man usually employs in the administration of his own business. Depending on the decision made, it might render the financial continuity of Eletrobras unfeasible.

Duty to further the interest of the company:  Article 154. The manager should perform the duties that the law and the articles of incorporation confer on him to achieve the purposes and in the interests of the company, satisfying the requirements of the public good and the social function of the company. The company's interest has already been expressed in the meeting, it is up to the directors to define the best way: to liquidate or to privatize.

Duty not to be in conflict:  Article 156. The manager is prohibited from intervening in any corporate operation in which he has conflicting interests with that of the company, as well as in the deliberation that the other managers make, being a duty of his to report his impediment and record the nature and extent of his interest in the minutes of the board of directors’ meeting or executive board meeting. The interests are convergent with that of the company, which is: to implement, to concretize the one decided in the AGE 165, dated July 22, 2016.

Lastly, it is important to note that I do not hold the position of Minister of State, but that of Executive Secretary, who is, in a transitional and exceptional manner, in charge of performing ministerial duties and assignments in cases of removal from the Minister of State of Planning. It should be noted that the temporary and exceptional replacement does not have the power to change the legal nature of the position, Executive Secretary, but only to realize the principle of efficiency in public administration insofar as it redistributes competencies.

The preclusions referred to under Article 17 of the State-Owned Companies Act, in accordance with the hermeneutical principles already established, shall be interpreted exhaustively, with no analogies to replace or widen the legislator’s intents. In the cases in which the legislator intended to extend the concepts or expressions used to prevent the assumption of office, he did so expressly, as required by the best legislative technique. It suffices drawing attention to paragraph 3 of Article 17 of the State-Owned Companies Act, which expressly relaxed one of the preclusions for taking up the position of manager.

The very Item I of Paragraph 2 of Article 17 expressly referred to all Secretaries who would be prevented (State and Municipal). The silence regarding the federal executive secretary is what the doctrine calls eloquent or intentional silence, since the intention was to bar only the maximum instances of support for the chief executive of political entities. (State Minister, Municipal State Secretary). It is worth remembering that the standard that imposes such a preclusion cannot be widened or undergo analogical interpretation.

Because of this, Decree No. 8,945/16 was resorted to give the interpretation and regulation of the State-Owned Companies Act at the federal level, as determined by Article 1 of Law No. 13,303/16. In point of fact, the aforementioned regulation did not bring any fence so that executive secretary occupy council of administration of state companies, although exerting of temporary and episodic form the functions or competences of Minister of State.

For all aforementioned reasons, I do not consider myself in a situation of conflict in order to deliberate at this 792nd meeting of the Board of Directors of Eletrobras.

On 12/28/2017,

ESTEVES PEDRO COLNAGO JUNIOR

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Reasoning for the Vote at the 792nd meeting of CAE - 12/28/2017

Director Carlos Eduardo Rodrigues Pereira

The purchasing of the controlling interests of the distribution companies of Alagoas, Piauí, Acre, Rondônia and Amazonas (through the use of funds from the industry-related fund RGR (Global Reversion Reserve)), their inclusion in the PND (National Privatization Plan) and the "measures of economic, financial and administrative reorganization that are necessary for the privatization of these companies” were imposed on Eletrobras by Law No. 9,619/1998 and MP 2,181-45/2001. It should be noted that these distribution companies were never withdrawn from the PND and the laws which incorporated them thereto remain in force.

These are companies whose corporate purpose is to explore electric energy services "according to the respective concession contract," according to its own articles of incorporation. However, after the Extraordinary General Meeting No. 165, held on July 22. 2016, the shareholders of Eletrobras choose not to renew the concession contracts of these distribution companies. The current situation of the companies is that of service providers, as ordered by MME. Two conclusions can be drawn from this deliberation of the meeting: the first is that the companies have lost their corporate purposes and the second is that according to the terms of the service, there are no more losses to accumulate for the distributors. In other words, there is no reasonability raising the issue of stop loss in these cases, because the commitments assumed by them during the service period will be transferred to the new utility companies. In other words, it is not necessary to speak of opting for a smaller loss to cease further future loss.

Thus, if it was not for the Ministry of Mines and Energy to appoint such companies to provide services on a precarious basis, these companies would be prevented from achieving their corporate purpose due to a lack of legal authorization (concession). Such a situation would entail the dissolution and consequent liquidation of each of them. Virtually all of this is connected to the decision not to renew the concessions made by the shareholders. The option to sell the companies, also taken at the same EGM, created an expectation of return of at least part of the capital disbursed over the several years of its control, where Eletrobras maintained the service to these regions while waiting for the promised privatization. This could have been possible with a modeling that recognized the disbursement of Eletrobras. However, it was decided to leave to the company all the damage of the operation accumulated in almost two decades of waiting.

All the measures taken by Eletrobras in the distribution companies were targeted at economically and financially balancing the companies for their privatizations, according to the aforementioned laws. The delays in taking the necessary senior management decisions for the privatization of these companies (to wit: approximately two decades) brought an excessive burden on Eletrobras, as stated in the company’s financial statements.

The distribution companies’ current scenario is the BRL 11.2 billion need to sell the control according to the model proposed by BNDES and approved by CPPI. In any private company this situation would not even be reached, since there would have already been a ruling for judicial reorganization or bankruptcy. However, Law No. 11,101/2005, in its Article 2, removed the government-controlled companies from the reorganization and bankruptcy regimes. Then, state-owned companies and government-controlled companies were left with one single resort, at the federal level, was Law No. 8,029/1990, which provides for the extinction and dissolution of entities of the Federal Public Administration, which says that the "Federal Government shall succeed the entity, which shall be terminated or dissolved, in its rights and obligations arising from legal norm, administrative act or contract, as well as other pecuniary obligations." It is therefore a law applicable to the case of distribution companies, whose understanding is borne out by the legal opinions of the reputed experts Arnoldo Wald, Nelson Elzirik and Gustavo Binenbojm. And it could not be different, since, as the Federal Government chose to use a government-controlled company under its control to clean up public companies that belonged to states, the burden of this process could not be on third party.

BNDES’ modeling approved by CPPI imposes on Eletrobras the assumption of, at least, BRL 11.2 billion of obligations of the distribution companies. Law No. 6,404/1976, which governs the corporations, under its Article 245 clearly establishes the managers’ responsibilities in the performance of the transactions between companies of the same group. It establishes as follows:

“Article 245. The managers may not, to the detriment of the company, favor affiliate, holding company or subsidiary, thus they should ensure that transactions among companies, if any, strictly comply with commutative conditions or with appropriately compensatory payments; thereby being also held liable for loss and damage resulting from acts performed in breach of the provisions under this article.”

The article is clear in stating that the managers are prevented from favoring a controlled company to the detriment of the company.

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It should be noted that all opinions and official letter from the Federal Government only addressed the application or not of Law No. 8,029/1990. At no time did the documents attack the understanding that this proposed operation was opposed to Article 245. It was only in the legal opinions subsequent to those of the three jurists referred to above that this thesis was contradicted. The argument supported by the opinion of Anderson Schreiber is that commutativity exists both in the strict sense and in the broad sense and that, in the case in question, the latter would be present. Therefore, there would be no conflict with Article 245. However, Article 245 is express when it refers that the operations should abide by “strictly commutative conditions.” Thus, through the literal reading of the article, it should be understood that commutativity should exist in the strict sense. The legal opinion of Bocater, Camargo, Costa e Silva, Rodrigues Advogados refers to, but does not face the issue of commutativity. The opinion of Loeser and Portela Advogados says that commutativity exists in the receipt of shares of the distribution companies when making the disbursement. The fact of receiving paper in return does not guarantee commutativity. The shares do not equal and will not equal the amount disbursed, since the proposed modeling imposes a maximum value of BRL 50 thousand per company for Eletrobras. This money will be deposited in the RGR fund as determined by Law No. 9,619/1998 and MP 2,181-45/2001 as a return of the funds used to purchase its controls.

If the modeling offered a suitable compensation payment to Eletrobras, in my understanding, Article 245 would not be contrary, and the operation could be approved by the managers.

Federal Government documents insist that Law No. 8,029/1990 does not apply and that if Eletrobras elects to liquidate the companies, this would be a business option and would be a “divestment.” There is no reason talking about a divestment for what has never been an investment. The companies were purchased not by business decision, but to comply with the laws referred to in the first paragraph.

Additionally, according to item VII, Article 8 of CVM Instruction 481, whenever there is a related party interested in the approval of a business referred to the meeting for deliberation, and if such business is subject to the rules of Article 245 of Law No. 6404/1976, the shareholders should be supplied with: “a) thorough statement, prepared by the managers, that the contract abides by commutative conditions, or provides for̂ the appropriate compensatory payment; and b) analysis of the terms and conditions of the contract in light of the terms and conditions that are prevalent in the market.”

No “detailed demonstration” of the commutativity and no analysis of the terms and conditions in the light of what prevails in the market was not presented in the support documentation for the Board of Directors' resolution. It was understood that such an item would not apply to the case. I disagree with the justification presented for refraining from presenting the information.

Given the foregoing reasons, and considering all the information that was made available to me, I hereby conclude that:

1.    As presented in the legal opinions of the jurists Arnoldo Wald, Nelson Elzirik and Gustavo Binenbojm, I understand that the transaction proposed by BNDES and approved by CPPI lacks strict commutativity and/or an appropriate compensatory payment for Eletrobras.

2.    Consequently, under the terms of Article 245 of Law No. 6,404/1976, as manager of Eletrobras, I am unable to recommend to the shareholders an operation that favors the distribution companies, to the detriment of Eletrobras.

3.    Failure to meet Item VII of Article 8 of CVM Instruction 481 for the purposes of evidencing and statement for the shareholders of the commutativity of BNDES’ proposal. In other words, the commutativity of the operation was not demonstrated in a “detailed” way. This pinpoints my understanding that, in fact, there is no commutativity in the operation.

4.    The possibility of applying Law No. 8,029/1990, according to the same jurists of item 1, is quite reasonable and should be taken into consideration by the shareholders, in spite the protests of the Federal Government and the contrary opinions of the lawyer Anderson Schreiber and the firms Bocater, Camargo, Costa e Silva, Rodrigues Advogados and Loeser e Portela Advogados.

Therefore, as manager, in the exercise of my fiduciary duty to act diligently and with loyalty to this company, I should vote contrary to the proposal presented by the Executive Board that recommends an operation that, in my opinion, I am legally prevented from propose for total absence of strict commutativity or compensatory payment, but to alert the shareholders that, in the event of liquidation under the terms of Law No. 8,029/1990, the transaction proposed by the Executive Board would be the least onerous for the company. These are the terms that should be observed, in my opinion, by the shareholders at the time of the deliberation.

On 12/28/2017,

CARLOS EDUARDO RODRIGUES PEREIRA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.